EXHIBIT 95.1

MINE SAFETY ACT DISCLOSURE

Certain of our operations are classified as mines and are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). MSHA inspects our mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. In the second quarter of 2018, there were no new citations issued by the MSHA under the Mine Act. The assessments for the citations issued in the first quarter of 2018 were completed during this period as follows: for MSHA Property 47-03628: $354 for three citations and for MSHA Property 47-03629: $118 for one citation.